January 18, 2012

VIA EDGAR

Martin James

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Haemonetics Corporation (the “Company”)

Form 10-K for the fiscal year ended April 2, 2011

Filed May 26, 2011

File No. 001-14041

Dear Mr. James:

We are responding to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in its letter, dated January 10, 2012, to Christopher Lindop with respect to the Company's Annual Report on Form 10-K for the fiscal year ended April 2, 2011 (the “Form 10-K”). Your comment is presented in bold italics below, followed by the Company’s response.

Form 10-K for the fiscal year ended April 2, 2011

Item 8. Financial Statements and Supplementary Data

Note 15. Segment Information, page 80

1.	We note that you present only one operating segment but you have four global product categories. Please tell us about your analysis under ASC 280-10-50, including whether or not you have aggregated any operating segments. Summarize the content of the information provided to your chief operating decision maker, including information regarding the global product categories.

Response

We operate in one operating segment: the design, manufacture and marketing of blood management solutions. We do not aggregate any operating segments within blood management solutions. This conclusion was based on the following considerations of the criteria of ASC 280-10-50, which identifies an operating segment as a component of a public entity that has all of the following characteristics:

a.	It engages in business activities from which it may earn revenues and incur expenses.

b.	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c.	Its discrete financial information is available.

Our designated chief operating decision maker (“CODM”) based on our organizational and operating structure as well as the guidelines of ASC 280 is our chief executive officer (“CEO”). We maintain a number of components that engage in business activities and for which discrete financial information is available. However, discrete financial information reviewed by our CODM to assess performance and allocate resources does not include any component level measures of profitability, and accordingly none of the individual components of our business qualify as an operating segment.

The CODM performs a monthly financial review. The content of the information provided to our CODM which informs our ASC 280 conclusions is comprised of reports and a narrative inclusive of the following key information for performance evaluation and decision making:

•	Revenue by product category and product line;

•	Consolidated income statements with no disaggregation related to product categories, product lines or any components of the business;

•	Consolidated balance sheets and statements of cash flow, reviewed on a quarterly basis; and

•

Consolidated financial metrics reviewed on a quarterly basis related to cash flow, working capital and capital effectiveness measures such as days sales outstanding, inventory turns, free cash flow and return on equity.

We report revenue from external customers for global product categories based on the enterprise wide disclosure requirements under ASC 280. Although we monitor and report revenue for global product categories, the information provided to the CODM described above does not include profitability measures related to our product categories, or any other disaggregated measures of profitability below the consolidated results. Accordingly, we have determined there are no additional financial results required to be reported related to our global product categories or any other measures of profitability below the consolidated level, and our disclosures comply with the provisions of ASC 280 based upon the information reviewed by the CODM.

We acknowledge that in the ordinary course of the evolution of the business we may elect to change organizational structures, operating decision making processes or internal reporting to the CEO and his staff. Our internal control processes include an annual evaluation of our operating segments and other requirements of ASC 280 which is performed contemporaneously with the preparation of our Form 10-K. We will continue to monitor segment reporting requirements consistent with our controls and apply the provisions of ASC 280 appropriately.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (781) 356-9601 with any further comments or questions you may have.

Sincerely,

/s/ Christopher Lindop

Christopher Lindop
Chief Financial Officer